SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 21, 2005________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated November 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 21, 2005

TSX VENTURE EXCHANGE COMPIANCE REVIEW COMPLETED

Vancouver, B.C. Canada, November 21, 2005 - Mr. Robert Rieveley, Chairman of Biotech Holdings Ltd., (the "Company", BIO: TSX.V, BIOHF: OTCBB), reports that the TSX Venture Exchange (the "Exchange") has completed its compliance review of the Company. This release details the Company^s ongoing related party associations, summarizes the contraventions of Exchange Policy identified in the compliance review and discloses the requirements imposed by the Exchange against the Company, as a result of these contraventions.

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

1) R. Rieveley & Associates Ltd.

Provides financing by making payments on behalf of the Company and provides cash advances to the Company. Additionally the Company retains the services of Mr. Rieveley through an employment agreement with this entity. As at June 30, 2005 the Company owed R. Rieveley & Associates Ltd. $233,348. The notes payable bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company.

2) Wenroth Limited ("Wenroth")

Provides financing to the Company via loans. As at June 30, 2005 the Company owed Wenroth $13,497. The notes payable bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company.

3) InReg Corporation ("InReg")

Provides financing to the Company via loans. As at June 30, 2005 the Company owed InReg $96,265. The notes payable bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company.

4) Penne Investments Services Inc. ("Penne")

Provides financing to the Company via loans. As of June 30, 2005 the Company had no amounts owing to Penne.

5) Allburg Holdings ("Allburg")

Provides financing to the Company via loans. As at June 30, 2005 the Company owed Allburg $116,927. The notes payable bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company.

Allburg owns 25% of the Company^s subsidiary Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to subcontract the manufacture and marketing of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The exclusive license payment payment provides Allburg with a royalty equal to 25% of the Sucanon profits. For the 3 months ended June 30, 2005 Allburg^s royalties on the sale of Sucanon were $17,165.

6) RCAR Investments Ltd.

Provides financing to the Company via loans. Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company. As of June 30, 2005 the Company owed RCAR $260,946.

7) #20 Seabright Holdings Ltd.

Indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the largest the Company^s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

8) Sucanon Manufacturing

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of June 30, 2005, the Company owed the private company $6,902.

9) First Choice Communications

Provides the Company with office space and computer services. Expenses paid to this company for services in the 3 months ended June 30, 2005 are $9,860.

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

Additionally, Grand Poisson & Chemical Consulting is a related party company owned by Mr. Geoff Herring, an independent director. This company provides chemical analysis and quality control testing of Sucanon. There were no monies paid to Grand Poisson & Chemical Consulting for services in the 3 months ended June 30, 2005.

Contraventions

The Exchange^s compliance review identified that the Company^s Officers and Directors who are Mr. Robert Rieveley, Mrs. Cheryl Rieveley, Ms. Gale Belding, Mr. Johan de Rooy, Mr. Geoffrey Herring and Mr. Lorne Brown, completed the following contraventions of Exchange Policy:

  Agreements with Related Parties

  1) The Company failed to issue press releases disclosing the existence and the terms of the agreements with the Related Parties.

  2) The Company failed to disclose the related party agreements in the Company^s MD&A reports filed in connection with its audited and interim financial statements.

  3) The Company failed to file the majority of the agreements with the related parties, presented above, to the Exchange for approval.

  Unauthorized Issuance of Warrants

  The Company issued 429,185 shares plus warrants to acquire a further 429,185 shares, at an exercise price of $0.375 per share, with an expiry date of January 27, 2006 to Mr. Robert Rieveley via a private placement application as evidenced by the Exchange Bulletin dated April 14, 2004. According to Note 13 of the Company^s March 31, 2004 Audited Financial Statements, this issuance of shares was in fact in satisfaction of debt not in consideration of cash. By failing to complete the filing for this share issuance in compliance with Exchange Policy the Company made a false declaration to the Exchange.

  In addition, the issuance of the warrants to Mr. Rieveley contravened Exchange Policy which precludes the issuance of warrants to related parties in satisfaction of debt. As a result, Mr. Rieveley has completed agreements to cancel the warrants.

  Exercise of Warrants in Satisfaction of Debts

During the year ending March 31, 2004, the Company issued 13,806,907 preferred shares and an aggregate of 9,000,000 common shares, all to Mr. and Mrs. Rieveley^s related party companies, pursuant to the exercise of share purchase warrants. The consideration received by the Company on exercise of the warrants was not cash but was in fact the satisfaction of debts owing to Mr. and Mrs. Rieveley^s related party companies from the Company. The receipt of debt consideration for the warrants is in contravention of Exchange Policy which requires that the consideration for the exercise of warrants must be cash. Mr. Rieveley, after being informed of this contravention by staff of the Exchange, corrected this transaction by making cash payments for the exercise price of the warrants prior to their expiry. Concurrent with the receipt of the cash from Mr. Rieveley, the Company issued an identical cheque back to Mr. Rieveley in payment of debt owed to him.

D. Public Disclosure

The Exchange reviewed the Company^s public disclosure and found that it was not in compliance with Exchange Policy. As such, the Company will ensure that all future public disclosure:

1) Contains no promotional, subjective and relative wording such as "tremendous returns", "very profitable venture", "no negatives", "important new drug";

2) Discloses all relevant terms of contracts and agreements completed by the Company and clearly discloses when the information is a repetition of prior disclosure.

3) Issues timely updates informing the marketplace of the status of events that are not proceeding or are delayed;

  Discloses all material facts regarding the development progress for Sucanon and the level of market acceptance for Sucanon

The Company also wishes to clarify if Sucanon is in fact a drug or is a herbal remedy. Sucanon in fact does have a natural component but this does not preclude it from being classified as a drug by Mexican regulators, who have approved Sucanon for reduction of symptoms of Type II Diabetes. The fact that Sucanon has a natural component lead Mexican regulators to further classify Sucanon as a "Remedio Herbalario", allowing it to be sold on an OTC (over-the-counter) basis, without prescription.

This "Remedio Heralario" classification is also found in some other Latin American countries, though not in Peru, where regulators reviewing the same pre-clinical and clinical data and production information regarding Sucanon, approved Sucanon for use in reducing Type II Diabetes symptoms.

Rather than focusing on the distinctions of drug classifications in various Latin American countries, the Company has chosen to describe Sucanon simply as a drug, based on the fact that it is approved for reduction of medical conditions and symptoms of Type II Diabetes.

E. Signing Authority

The Company previously had only one signature on cheques, which is in contravention of Exchange Policy. Further, the Company has not demonstrated the implementation of satisfactory internal controls and procedures regarding as Mr. Rieveley was signing agreements on behalf of the Company with his related parties.

The Company has remedied the signing authority contravention by implementing procedures whereby two signatures are on each cheque and all agreements with related parties are signed on behalf of the Company, by an officer or director who is unrelated.

Exchange Requirements

As a result of the Exchange^s review, the Exchange has imposed the following requirements:

The Company has completed the following:
  Execution of agreements with Mr. Rieveley, whereby Mr. Rieveley consents to the cancellation of the warrants to acquire 429,185 shares of the Company, at $0.375 per share.

2) Completion of an undertaking, signed by each of the current Officers and Directors for the Company, stating:

The Company has been placed on Notice to Comply with Exchange Policy and Requirements and that any further violations of Exchange Requirements will result in a review of the acceptability of each of the Directors and Officers of the Company to serve as a Director or Officer of any Exchange listed company or perform functions for any Exchange listed company which are similar to those normally performed by an individual occupying the position of Director or Officer. This will include a review of the acceptability of each of the Directors and Officers to be an employee, agent or consultant of any Exchange listed company, or be engaged by or work on behalf of any Exchange listed company.

These Exchange Requirements include but are not limited to the following:

a) Exchange approval is required prior to entering into any related party agreements, whether directly or indirectly, or prior to the completion of any modifications to the Company^s current related party agreements,

b) Cash consideration is required to be received by the Company prior to the issuance of any shares from treasury for shares issued via private placements, the exercise of warrants and the exercise of stock options,

c) The Company will ensure that all shares for debt transactions are completed and filed for Exchange approval, in compliance with Exchange Policy.

d) The Company will ensure all public disclosure is in compliance with Exchange Policy.

e) The Company will ensure compliance with Exchange Policies on Corporate Governance.

  An undertaking by Mr. Rieveley and Mr. Lorne Brown, the Company^s C.F.O., stating each of them will complete a corporate governance course acceptable to the Exchange by November 3, 2006.

  An acknowledgement from the Company, that they will continue to pre-file all press releases and specific public disclosure, for approval of the Compliance & Disclosure department of the Exchange, prior to their dissemination.

December 5, 2005 Deadline

By December 5, 2005, the Company is to have appointed of two new independent directors to the Board of Directors. These new appointments must possess positive experience as Directors or Senior Officers with public companies in Canada or the United States that are satisfactory to the Exchange.

January 4, 2006 Deadline

By January 4, 2006, The Company will submit the Company^s written Internal Control and Corporate Governance Procedures acknowledged by and acceptable to each of the current directors and officers, including the two new directors.

Should the Company not complete the requirements by the December 5, 2005 and January 4, 2006 deadlines, in a form satisfactory to the Exchange, trading in the Company shares may be halted pending clarification of the Company^s affairs.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

On behalf of the board of directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.